

SE 05040407 MMISSION

NF 3-25-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAURUS CAPITAL FUNDING, LLC

OFFICIAL USE ONLY
128179
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Milk Street
(No. and Street)

Boston, MA. 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA KASSAF 954-428-4585 ext 212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, LLP
(Name – *if individual, state last, first, middle name*)

1700 BROADWAY	New York	N.Y.	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



RECD S.E.C.
MAR 11 2005
1086

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NF 3-25-05

OATH OR AFFIRMATION

I, LINDA G. KASSOF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAURUS CAPITAL FUNDING, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MOLLY STEINFELD
MY COMMISSION # DD 044640
EXPIRES: August 18, 2005
Bonded Thru Pichard Insurance Agency

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAURUS CAPITAL FUNDING, LLC

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2004

AND

INDEPENDENT AUDITORS' REPORT

TAURUS CAPITAL FUNDING, LLC

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS


SEC MAIL PROCESSING
RECEIVED
MAR 11 2005
WASH, D.C. 202 SECTION

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF TAURUS CAPITAL FUNDING, LLC

We have audited the accompanying balance sheet of TAURUS CAPITAL FUNDING, LLC as of December 31, 2004, and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAURUS CAPITAL FUNDING, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

New York, New York
January 18, 2005

1700 BROADWAY, NEW YORK, NY 10019 T 212.842.7000 F 212.842.7001 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

DFK

TAURUS CAPITAL FUNDING, LLC

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current assets	
Cash	$ 36,740

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity	36,740
	$ 36,740

The accompanying notes are an integral part of these financial statements.

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

Revenues	
Acquisition fees and brokerage commission income	$ 301,196
Interest income	301
Total revenues	301,497
Expenses	
Salaries and commissions	219,235
General and administrative	43,689
Sponsor fees	39,000
	301,924
Net loss	(427)
Member's equity, beginning of year	10,000
Member's capital contributions	27,167
Member's equity, end of year	$ 36,740

The accompanying notes are an integral part of these financial statements.

TAURUS CAPITAL FUNDING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$ (427)
Cash flows from financing activities	
Member's capital contributions	27,167
Net increase in cash	26,740
Cash, beginning of year	10,000
Cash, end of year	$ 36,740

The accompanying notes are an integral part of these financial statements.

TAURUS CAPITAL FUNDING, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Taurus Capital Funding, LLC (the "Company") was organized on June 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC. The Company was formed to conduct business as a registered broker-dealer.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Commission income is earned primarily from services as a broker-dealer in obtaining equity contributions for the owners of real estate projects. Acquisition income is earned in connection with the closing of certain real estate projects.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for Federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

2 - NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission's net capital rule. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital", as these terms are defined by the rule; however, at no time shall "net capital" be less than $5,000. At December 31, 2004, the "net capital", as computed by the Company, was $32,052 in excess of the minimum amount required.

3 - RELATED PARTY TRANSACTIONS

The Company paid a $39,000 fee to its member during 2004. All of the Company's revenues during 2004 were derived from affiliated entities.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE BOARD OF DIRECTORS OF TAURUS CAPITAL FUNDING, LLC

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

New York, New York
January 18, 2005

TAURUS CAPITAL FUNDING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Aggregate indebtedness	$ -0-
Net capital	
Credit items	
Member's equity	$ 36,740
Total credit items	36,740
Net capital	$ 36,740
Capital requirements	
6-2/3% of aggregate indebtedness ($-0-)	$ -0-
Net capital as above	$ 36,740
Ratio of aggregate indebtedness to net capital	-0-

See Independent Auditors' Report on Accompanying Information.

TAURUS CAPITAL FUNDING, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Net capital	
Credit items	
Member's equity	$ 36,740
Total credit items	36,740
Net capital	$ 36,740
Capital requirements	
Minimum capital requirements	$ 5,000
Excess net capital	31,740
Net capital as above	$ 36,740

See Independent Auditors' Report on Accompanying Information.

TAURUS CAPITAL FUNDING, LLC

OTHER INFORMATION

DECEMBER 31, 2004

Since the Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody of customer funds, the following statements and computations are not applicable at December 31, 2004 and for the year then ended and, accordingly, are not included herein:

(a) Statement of changes in subordinated liabilities.

(b) Computation of formula for determination of reserve requirements under S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS OF TAURUS CAPITAL FUNDING, LLC

In planning and performing our audit of the financial statements and supplemental schedules of TAURUS CAPITAL FUNDING, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by TAURUS CAPITAL FUNDING, LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



Certified Public Accountants

New York, New York
January 18, 2005